                                  Exhibit 6(e)

                                   AGREEMENT

      THIS AGREEMENT is made with an effective date of January 29, 2001 between MEDSTRONG CORPORATION, a corporation organized under the laws of the State of Deleware and its affiliates, (herein referred to as "COMPANY"), and DISCOUNT DEVELOPMENT SERVICES, L.L.C., a Limited Liability Company organized under the laws of the State of Illinois (herein referred to as "DDS").

      WHEREAS, COMPANY desires to establish and maintain a discount health benefit program for COMPANY'S members and their families (hereinafter collectively referred to as the "Members"); and

      WHEREAS, COMPANY desires that DDS provide services as the Provider/Administrator of COMPANY'S discount health benefit program to be known as the Best Benefits Program (the "Program") offered by DDS, which COMPANY will offer to its Members; and

      WHEREAS, COMPANY desires that DDS develop other benefits to be offered to Members as may be mutually agreed to by the parties; and

      WHEREAS, DDS has agreed to provide and administer COMPANY's Program; and;

      WHEREAS, the Program referred to in this Agreement is identified in Exhibit "A" attached hereto and by this reference incorporated herein.

      NOW, THEREFORE, in consideration of the mutual covenants set forth herein, the parties mutually agree to the following:


1.    DUTIES AND RESPONSIBILITIES OF DDS:

      a. DDS shall provide the Program as described in Exhibit A on the terms set forth therein. DDS agrees that the fees provided in Exhibit B will not be changed for a twelve month period. Future changes in fees will require a six-month notification period to COMPANY. DDS shall provide customer service support with a toll-free telephone number to help assure quality of service by providing a direct and immediate point of contact and a source of information for Members. DDS shall, on average, in any calendar month, maintain an abandoned call rate of 7% or less.

      b. DDS shall assist the COMPANY with the development of materials necessary to promote the Program and enroll membership in the Program.

      c. Periodically, review with COMPANY the Program presently being offered to Members and recommend to COMPANY any changes in the program which DDS deems desirable and in the best interest of COMPANY and its Members.

      d. DDS shall comply with all federal, state and local statutes, ordinances, laws, rules, and regulations applicable to the services provided by DDS under this Agreement.

      e. DDS shall, within 14 working days of receipt of membership information from COMPANY, personalize and issue a membership card and materials evidencing an individual's membership.

2.    DUTIES AND RESPONSIBILITIES OF COMPANY:

      a. COMPANY shall enroll Members in the Program and shall bill and collect from Members the appropriate fee for such enrollment.

      b. COMPANY shall, as requested by DDS, provide DDS with a list of enrolled Members, for use by DDS, in a media and format agreed upon by the parties, which shall include the name, address, phone number and identification number, if any, of each member to be included in the Program.

      c. Pay DDS the fees indicated in Exhibit B by the 30th day of the month following the month for which the Member was eligible.

3.    CONFIDENTIALITY

      Except in the performance of this Agreement or as authorized in writing by COMPANY, DDS shall not disclose to any person, institution, or company not authorized by COMPANY, any information directly or indirectly related to Members; including, but not limited to, membership lists or the names of Members under the Program sponsored by COMPANY for the duration of this Agreement and for a period of two years following termination.

4.    OWNERSHIP AND INSPECTION OF BOOKS AND RECORDS

      All documents, books, and records furnished to DDS by COMPANY shall remain the property of COMPANY, and all documents, books and records of DDS pertaining to the Program, membership activities or services, whether original records of DDS or furnished by COMPANY, shall be open for inspection at DDS's principal place of business at reasonable times. DDS may store any or all documents, books, and records in microfilm or other similar medium.

5.    EXCLUSIVITY

      COMPANY agrees that during the term of this Agreement, and for a period of two years after the termination of this Agreement, unless terminated for material breach, it shall not contract directly or indirectly with the vendors utilized by DDS to fulfill its obligations under this Agreement.

6.    INDEMNIFICATION

      Each party agrees to indemnify and hold the other harmless with respect to any and all losses, damages, or expenses (including reasonable attorney's fees) which either party shall sustain by reason of the other's negligence or willful misconduct in carrying out the respective responsibilities in the Agreement.

7.    REPRESENTATIONS AND WARRANTIES:

      a.    Each of the parties hereto represents and warrants that:

            (i) It has all necessary power and authority to execute and deliver this Agreement and to carry out its obligations hereunder; and

            (ii) That this Agreement constitutes the valid and legally binding obligation of such party and is enforceable against each of them in accordance with its terms, except as may be limited by bankruptcy, reorganization, insolvency, and similar laws of general application relating to or affecting the enforcement of rights of creditor; and

            (iii) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not and shall not result in or constitute a default, breach or violation of any agreement, contract or instrument to which it or any of its officers, directors, employees or shareholders is or has been a party or by which any of them may be bound or a violation of any statute, ordinance, judgment, order, decree, regulation or rule of any court, or governmental authority applicable or relating to its or their business.

8.    TERM AND TERMINATION:

      a. This Agreement shall be effective for one three (3) year term commencing on January 29, 2001 and ending on January 29, 2004 and shall automatically be renewed for successive twelve (12) month terms unless either party to this Agreement gives written notice of termination to the other party to this Agreement not less than one hundred twenty (120) days prior to the expiration date of the initial term or any renewal term.

      b.    This Agreement may be terminated by either party by giving a thirty
            (30) day written notice to the other party of a material breach of this Agreement, giving the other party a thirty (30) day opportunity to cure said breach.

      c. The obligation, if any, of COMPANY to pay the fees as specified in Exhibit B, shall survive the termination of this Agreement unless otherwise mutually agreed to by the parties.

9.    COMPLIANCE WITH LAW

      The parties agree to comply with all applicable federal, state or local laws or regulations that apply to their business operations, and to maintain all federal, state or local licenses or permits required by law and necessary to carrying out the provisions of this Agreement.

10.   ASSIGNMENT

      This Agreement may not be assigned by any of the parties hereto without the prior written reasonable consent of the others. DDS's use of discount providers in the performance of certain functions shall not be deemed to be an assignment nor shall it relieve DDS of any responsibility to COMPANY under the terms of this Agreement. Any merger, consolidation or reorganization of COMPANY or DDS shall not be deemed an assignment requiring approval of the other party.

11.   ENTIRE AGREEMENT

      This Agreement represents the complete agreement of the parties concerning the subject matter hereof, and all prior or contemporaneous negotiations, covenants, promises or agreements are merged herewith. This Agreement may not be modified except by a written document executed by all parties hereto.

12.   BINDING EFFECT

      This Agreement shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns.

13.   RELATIONSHIP OF PARTIES

      Nothing contained herein shall be construed to create the relationship of employer and employee between COMPANY and DDS. DDS is acting as an independent contractor only and not as an employee or agent of COMPANY. DDS may exercise its own judgment as to the time and manner of performance of its services.

14.   NOTICES

      Any notice or other communications required or which may be given pursuant to this Agreement shall be in writing, and shall be delivered personally or sent by facsimile with a copy sent contemporaneously by mail, or sent by certified or registered, return receipt requested, or express mail, postage prepaid, to the relevant address as set forth below or such other address as may be designated from time to time by a party hereto and delivered to the other party. Any such notice or communication shall be deemed given when so delivered personally, sent by facsimile, or if mailed, on the earlier of the date of receipt or two (2) days after the date of mailing.

      If to COMPANY:                MEDSTRONG CORPORATION
                                    500 Silver Spur Rd., Suite 303
                                    Rancho Palos Verdes, CA 90274
                                    Attn: President

      to DDS:                       DISCOUNT DEVELOPMENT SERVICES, L.L.C.
                                    8420 W. Bryn Mawr, Suite 700
                                    Chicago, IL 60631
                                    Attn: President

15.   CAPTIONS

      The captions and headings of paragraphs and subparagraphs are inserted for convenience of reference only and are not a part hereof and shall not affect the construction or interpretation of any of the provisions in this Agreement.

16.   COUNTERPARTS

      This Agreement may be executed simultaneously in several counterparts, each of which shall be an original, and all of which shall constitute but one and the same instrument.

17.   SEVERABILTY

      In the event that any paragraph, subparagraph or provision of this Agreement shall be determined to be contrary to governing law or otherwise unenforceable, all remaining portions of this Agreement shall be enforced to the maximum extent permitted by law; the unenforceable paragraph, subparagraph or provision shall first be construed or interpreted, if possible, to render it enforceable, and, if that is not possible, then the provision shall be severed and disregarded, and the remainder of this Agreement shall be enforced to the maximum extent permitted by law.

18.   CONSTRUCTION

      Whenever any words are used in this Agreement in the masculine gender, they shall be construed as though they were also used in the feminine or neuter gender in all situations where they would so apply, and wherever any words are used in this Agreement in the plural form, they shall be construed as though they were also used in the singular form in all situations where they would so apply.

19.   DISPUTE RESOLUTION:

      a. Governing Law. This Agreement and the relations between the parties under it shall be construed in accordance with the substantive law of the State of Illinois.

      b. Informal Negotiation. The parties shall attempt to resolve any dispute arising under or relating to this Agreement informally before resorting to any tribunal. With the exception of cases where irreparable harm is imminent, each party shall first identify an individual to negotiate in good faith with the representative of the other party. In the event a dispute is identified, the identifying party must notify the other party in writing, specifically identifying the dispute and listing the remedy(s) sought. Within ten
            (10) days of such notice being provided, the representatives identified shall begin to negotiate a settlement and shall have an ongoing responsibility to continue to negotiate in order to achieve a mediated settlement during the next thirty (30) day period.

      c. Arbitration. If the parties to this Agreement do not voluntarily settle any dispute within sixty (60) calendar days after the initiation of negotiation, then all disputes and claims arising out of or relating to this Agreement and the transaction contemplated hereunder to which the Agreement relates, including any amendment or extension thereof and also including any breach, termination, interpretation, validity or enforcement thereof, shall be resolved by arbitration in accordance with the procedures of the American Arbitration Association ("AAA"). The arbitration shall be conducted by one arbitrator skilled in the business, legal and technical aspects of this Agreement.

            The arbitrator shall allow each party to conduct limited discovery regarding the dispute, including a complete exchange of relevant documents and oral depositions under oath of key witnesses. The arbitrator is not empowered to award punitive damages. The arbitration award shall be final and binding upon the parties to the arbitration and judgment thereon may be entered in any court having jurisdiction. Costs and expenses of arbitration shall be determined by the arbitrator, but in no event shall either party be required to post security. Nothing herein contained shall in any way deprive either party of its right to seek a temporary restraining order, preliminary or permanent injunction or other equitable relief in a court of competent jurisdiction. Arbitration shall take place in Chicago, Illinois.

      IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first above written.

                                        MEDSTRONG CORPORATION
ATTEST:
                                        By: /s/ Jerry R. Farrar
                                            ------------------------------------
---------                               Name: JERRY R. FARRAR
                                              ----------------------------------
                                        Title: CEO
                                               ---------------------------------


                                        DISCOUNT DEVELOPMENT SERVICES, L.L.C.
ATTEST:

                                        By: /s/ V. S. Benedetto
                                            ------------------------------------
---------                               Name: V. S. Benedetto
                                              ----------------------------------
                                        Title: President
                                               ---------------------------------

                                   Exhibit A

The Best Benefits Program

DDS shall provide a program that contains each of the below listed benefits. Benefits shall be provided by reputable suppliers of such services. DDS will advise Company of any changes in suppliers of the benefits described. Changes in suppliers shall not result in a substantial change in the benefit itself or the availability of that benefit. Vendors selected to provide benefits under the program shall be competent, reliable and provide the benefits in a manner that equals or exceeds the goods and services provided by suppliers of similar benefits.

1. DENTAL. The Dental Benefit will provide nationwide coverage through a network of credentialled practitioners. Participating dentists must be licensed, insured under an appropriate malpractice policy and agree to abide by OSHA and CDC Guidelines on sterilization and disinfectant protocols. Although discounts may vary based on geographic region, fees in any geographic region will be at least 10% less than average dental charges in that geographic area. Those fees will be applicable to most dental services.

2. VISION. The Vision Benefit will provide nationwide coverage for purchase of corrective eyewear, contact lenses and related sundries. Network providers will be appropriately licensed and certified or otherwise qualified under state law. Network locations will include several nationwide retail outlets. Members will have an unlimited right to purchase the products they desire from any provider in the network. Members will receive discounts on eyewear products of at least 10% and substantial discounts on mail order replacement contact lenses and designer sunglasses.

3. HEARING. The Hearing Benefit will provide nationwide coverage through a network of licensed audiologists. All network providers will have appropriate malpractice insurance. The Benefit will include:

      o Basic Audiologic Testing at base prices under $65.00, including air conduction, bone conduction and word recognition tests.

      o Hearing Aids. 20% discount from providers ordinary and customary fees for hearing aids. 10% discount on programmable hearing aids. Warranty on hearing aids.

      o Maintenance. Free annual cleaning and check of hearing aids purchased through the program.

4. PRESCRIPTION DRUGS. The Prescription Drug Benefit will be offered through a nationwide network of pharmacies, including major chains. The benefit will provide an average of 15% discount on most branded and generic prescription drugs at those pharmacies. In addition, a mail order prescription drug service will be available, offering up to 50% discount on most prescription drugs.

5. CHIROPRACTIC. The Chiropractic Benefit will provide nationwide coverage through a network of licensed and insured chiropractors. The Benefit includes:

      o     Fifty percent (50%) savings on consultation and diagnostic services.
      o     Fifty percent (50%) savings on X-rays.
      o     Twenty percent (20%) savings on other services.
      o     No limit on the number of visits.

6. VITAMINS AND NUTRITIONAL SUPPLEMENTS. The Vitamin and Nutritional Supplement Benefit will be offered nationwide through a mail order service. Discounts will be at least twenty percent (20%) on vitamins, non-prescription medications, beauty supplies and nutritional supplements.

7. HOME MEDICAL EQUIPMENT. The Home Medical Equipment Benefit will provide a nationwide network of independent providers of medical equipment. Network firms will provide equipment and services at a 15% discount off of retail prices.

8. LEGAL AND FINANCIAL REFERRAL SERVICE. Provides referral to qualified attorneys, CPA's and financial planners who provide their services at a 25% discount from their usual fees.

9. MEDICAL INFORMATION TELEPHONE SERVICE. 24-hour toll-free access for non directive medical information. This information center is staffed by Registered Nurses currently averaging more than 15 years experience. Counseling protocols used are continuously reviewed by the College of Physicians and Surgeons at Columbia University.

10. HOTEL AND AUTO RENTAL. Provides a 50% discount at over 5,000 hotels and motels across the United States and a 20% discount on car rentals from several national rental agencies. There is also a travel club, which provides substantial discounts on vacation packages, which are booked through local travel agencies.

11. EMERGENCY TRAVEL. Provides 24-hour access to multilingual representatives to assist members with a wide variety of travel related situations such as emergency air evacuation and assistance in obtaining medical care both within the United States and abroad. The program also includes services such as emergency legal assistance, emergency message service, insurance coordination, lost baggage, passport assistance, and travel agency services.

12. PHYSICIAN SERVICES. Provides referral to qualified, credentialled physician through a network of over 310,000 general practitioners and specialists with fee reductions of 15 to 30%.

13. MEDICAL RECORDS STORAGE AND RETRIEVAL SERVICE. Provides a "safe deposit box" for vital health information and documents including medical conditions, allergies, medications, emergency contacts, physician contacts, insurance information and advanced directories such as living will and organ donation authorizations. Information can be updated at anytime. Information will be released to member or qualified health care provider via a 24-hour toll-free number.

14. COMPLEMENTARY/ALTERNATIVE MEDICINE REFERRAL SERVICE. Provides referral to qualified, credentialled alternative medicine practitioners including acupuncturists, herbologists, massage therapists, nutritionists.

15. EXTENDED HOME HEALTH CARE. Provides access to over 3,000 high quality medical providers of long term services. Network providers offer a minimum of 5% savings from their usual and customary fees.

16. PODIATRY. Provides a 50% discount on the initial exam and 20% discounts on all other services and products. The network is comprised of over 3,000 podiatrists.

                                    Exhibit B

                             MEDSTRONG CORPORATION

                              Pricing Information

The following pricing is based on the "Basic" package of five products consisting of: Dental, Vision, Hearing, Prescription Drugs, and Chiropractic services.

Purchase stated quantity with all cards effective as of the date of purchase.

                         COST PER CARDHOLDER PER MONTH

--------------------------------------------------------------------------------
Quantity           5 Products  4 Products   3 Products   2 Products   1 Products
--------------------------------------------------------------------------------
1 - 50,000              1.35        1.22         1.15         1.07         1.00
--------------------------------------------------------------------------------
50,000 - 200,000        1.25        1.17         1.10         1.05          .95
--------------------------------------------------------------------------------
200,000 & Greater       1.20        1.12         1.05         1.00          .90
--------------------------------------------------------------------------------

o     Due to regulatory requirements:
      The Program is currently not available in Washington State or California.

o Pricing includes response to customer service inquiries via a single toll-free telephone number, the personalization and distribution of fulfillment material. A private label program would require a set-up fee of $10,000.

o Pricing excludes all marketing expenses, commissions, billing and collecting.

                        OPTIONAL GROUP PRODUCTS & COSTS
                 AVAILABLE WITH PACKAGES OF 2 OR MORE BENEFITS

                 Product                                Monthly Cost
                 ---------------------------------------------------
                  Vitamins                                     $.05
                  Durable Medical Equipment                     .07
                  Emergency Travel Benefit                      .22
                  Medical Information Telephone Service         .51
                  Hotel/Auto Rental                             .22
                  Legal/Financial Referral Service              .26
                  Medical Records Storage & Retrieval           .30
                  Physician Referral Program                   5.10
                  Podiatry                                      .22
                  Complementary/Alternative Medicine            .73
                  Extended Care/Home Health Care                .73